FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______           Form 40-F        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

New Found Intercepts 47 g/t Au Over 10.55M & 115 g/t Au Over 4.10M at Iceberg East; Defines Near-surface, High-grade Segment of Iceberg-Iceberg East Covering 570M Strike

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 13, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 31 diamond drill holes that were completed as part of a follow-up drill program at the new Iceberg and Iceberg East discoveries, a high-grade zone located 300m northeast of Keats Main along the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Iceberg and Iceberg East Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1331[2]	136.40	180.50	44.10	1.34	Iceberg
Including[1]	137.10	137.70	0.60	25.96
And[1]	214.00	216.30	2.30	19.47
Including	214.30	215.15	0.85	51.52
NFGC-23-1466[3]	43.00	58.70	15.70	3.68	Iceberg East
Including	54.80	55.60	0.80	14.60
NFGC-23-1475[3]	62.00	92.55	30.55	4.28	Iceberg East
Including	66.00	66.45	0.45	15.85
Including	67.10	67.80	0.70	19.00
Including	70.10	71.05	0.95	76.46
NFGC-23-1491[3]	15.90	28.70	12.80	4.51	Iceberg East
Including	15.90	16.75	0.85	35.08
Including	20.00	20.70	0.70	12.90
NFGC-23-1541[1]	85.85	96.40	10.55	46.81	Iceberg East
Including	88.55	89.20	0.65	20.13
Including	90.45	94.85	4.40	104.01
NFGC-23-1570[1]	67.00	71.10	4.10	114.52	Iceberg East
Including	68.00	69.75	1.75	265.32

Table 1: Iceberg and Iceberg East Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  46.8 g/t Au over 10.55m in NFGC-23-1541, 115 g/t Au over 4.10m in NFGC-23-1570, 4.28 g/t Au over 30.55m in NFGC-23-1475, 4.51 g/t Au over 12.80m in NFGC-23-1491 and 3.68 g/t Au over 15.70m in NFGC-23-1466 were drilled at Iceberg East and were designed to extend the high-grade segment of Iceberg-Iceberg East along strike and to surface within the host Keats-Baseline Fault Zone (“KBFZ”), (Figures 1-4).
  Today’s intervals add to a rapidly growing high-grade segment of Iceberg-Iceberg East that now spans 570m of near-surface strike that, when combined with the already impressive 400m high-grade segment of Keats Main, outlines a high-grade corridor covering nearly 1km of strike. This occurs within the overall KBFZ hosted Keats-Iceberg-Iceberg East corridor, which has been drill defined over 1.9km of strike, where it remains open.
  Mineralization at Iceberg and Iceberg East is shallowly located with today’s highlight intervals all occurring between 15-100m vertical depth. The Company is actively focused on tracing mineralization to depth at Iceberg, where minimal exploration has taken place below 200m. High-grade mineralization within the more heavily explored Keats Main is known to extend beyond 350m vertical depth, where it remains open.
  The broad interval of 1.34 g/t Au over 44.10m in NFGC-23-1331 is located at Iceberg 55m down-dip of previously reported 105 g/t Au over 27.05m in NFGC-23-1210 (June 5, 2023). This extends the broad mineralized domain at Iceberg down-dip to 105m while high-grade mineralization at Iceberg has been intersected at depths of up to 170m vertical to date.

Melissa Render, VP of Exploration of New Found, stated: “These are the first batch of results from our targeted follow-up program at Iceberg East which was designed to further define the orientations of the structures and veins at play and get a better sense for the continuity and trend of high-grade gold mineralization. Seeing this intensity of high-grade is exactly what we had hoped for and these results have aided in understanding the controls on mineralization for future targeting. We are very pleased to have defined continuous near-surface high-grade mineralization over a strike length of 570m, and we are excited to take our drilling deeper, where mineralization remains untested and open for expansion.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1082[4]	33.65	35.75	2.10	1.54	Iceberg
And[3]	121.00	126.15	5.15	1.02
NFGC-23-1268[1]	34.70	36.90	2.20	4.66	Iceberg
Including	35.75	36.50	0.75	10.65
And[4]	69.85	72.20	2.35	1.36
NFGC-23-1275	No Significant Values				Iceberg
NFGC-23-1304	No Significant Values				Iceberg
NFGC-23-1331[2]	136.40	180.50	44.10	1.34	Iceberg
Including[1]	137.10	137.70	0.60	25.96
And[1]	203.60	207.80	4.20	1.48
And[1]	214.00	216.30	2.30	19.47
Including	214.30	215.15	0.85	51.52
And[3]	242.90	245.15	2.25	1.33
NFGC-23-1335	No Significant Values				Iceberg
NFGC-23-1335A3	354.75	357.50	2.75	1.60	Iceberg
NFGC-23-1337[1]	191.90	195.25	3.35	1.44	Iceberg
NFGC-23-1342	No Significant Values				Iceberg East
NFGC-23-1348	No Significant Values				Iceberg East
NFGC-23-1360	No Significant Values				Iceberg
NFGC-23-1367	No Significant Values				Iceberg East
NFGC-23-1386	No Significant Values				Iceberg
NFGC-23-1397	No Significant Values				Iceberg East
NFGC-23-1413[1]	108.65	123.10	14.45	1.31	Iceberg
NFGC-23-1416	No Significant Values				Iceberg East
NFGC-23-1419[1]	113.75	120.20	6.45	2.41	Iceberg
NFGC-23-1428	No Significant Values				Iceberg East
NFGC-23-1429[1]	115.40	124.15	8.75	5.13	Iceberg
Including	119.35	120.10	0.75	48.61
NFGC-23-1444[1]	119.00	121.00	2.00	1.50	Iceberg East
NFGC-23-1453[1]	81.80	95.00	13.20	1.69	Iceberg East
NFGC-23-1466[3]	43.00	58.70	15.70	3.68	Iceberg East
Including	54.80	55.60	0.80	14.60
NFGC-23-1475[3]	62.00	92.55	30.55	4.28	Iceberg East
Including	66.00	66.45	0.45	15.85
Including	67.10	67.80	0.70	19.00
Including	70.10	71.05	0.95	76.46
NFGC-23-1491[3]	15.90	28.70	12.80	4.51	Iceberg East
Including	15.90	16.75	0.85	35.08
Including	20.00	20.70	0.70	12.90
And[3]	36.50	44.00	7.50	1.17
And[2]	69.70	74.35	4.65	4.07
Including	72.00	72.40	0.40	20.90
NFGC-23-1499[3]	153.00	155.00	2.00	3.40	Iceberg East
NFGC-23-1541[1]	85.85	96.40	10.55	46.81	Iceberg East
Including	88.55	89.20	0.65	20.13
Including	90.45	94.85	4.40	104.01
NFGC-23-1553	No Significant Values				Iceberg East
NFGC-23-1561[1]	108.45	113.40	4.95	2.72	Iceberg East
NFGC-23-1570[1]	49.95	54.35	4.40	1.07	Iceberg East
And[1]	67.00	71.10	4.10	114.52
Including	68.00	69.75	1.75	265.32
NFGC-23-1573[1]	20.35	22.90	2.55	2.73	Iceberg East
NFGC-23-1591	No Significant Values				Iceberg East

Table 2: Summary of composite results reported in this press release for Iceberg and Iceberg East

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1082	314	-48	197	658298	5427648	Iceberg
NFGC-23-1268	300	-45	197	658513	5427871	Iceberg
NFGC-23-1275	300	-45	425	658503	5427645	Iceberg
NFGC-23-1304	300	-45	320	658432	5427632	Iceberg
NFGC-23-1331	300	-45	323	658536	5427769	Iceberg
NFGC-23-1335	299	-45.5	80	658474	5427604	Iceberg
NFGC-23-1335A	299	-46	395	658476	5427604	Iceberg
NFGC-23-1337	299	-45.5	410	658537	5427712	Iceberg
NFGC-23-1342	299	-45.5	290	659314	5428448	Iceberg East
NFGC-23-1348	300	-45	335	659389	5428287	Iceberg East
NFGC-23-1360	300	-45	530	658539	5427567	Iceberg
NFGC-23-1367	300	-45	164	659085	5428348	Iceberg East
NFGC-23-1386	300	-45	449	658567	5427666	Iceberg
NFGC-23-1397	299	-45.5	342	658985	5428176	Iceberg East
NFGC-23-1413	318	-47	152	658577	5427834	Iceberg
NFGC-23-1416	299	-45.5	311	658977	5428526	Iceberg East
NFGC-23-1419	333	-48	191	658578	5427835	Iceberg
NFGC-23-1428	331	-61	104	658981	5428284	Iceberg East
NFGC-23-1429	351	-48	254	658577	5427834	Iceberg
NFGC-23-1444	0	-90	183	658581	5427976	Iceberg East
NFGC-23-1453	0	-90	177	658624	5427951	Iceberg East
NFGC-23-1466	56	-78	171	658606	5427990	Iceberg East
NFGC-23-1475	220	-67	180	658681	5428034	Iceberg East
NFGC-23-1491	0	-90	180	658681	5428034	Iceberg East
NFGC-23-1499	299	-53.5	236	658678	5427833	Iceberg East
NFGC-23-1541	300	-62	150	658615	5427931	Iceberg East
NFGC-23-1553	300	-57	156	658665	5427898	Iceberg East
NFGC-23-1561	299	-45.5	135	658771	5428010	Iceberg East
NFGC-23-1570	299	-45.5	108	658730	5428034	Iceberg East
NFGC-23-1573	300	-45	59	658884	5428204	Iceberg East
NFGC-23-1591	300	-45	74	658872	5428182	Iceberg East

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 36,600m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated September 13, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $39.5 million as of September 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

	By:	/s/ Collin Kettell
Date: September 13, 2023		Chief Executive Officer